UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ASHLAND GLOBAL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044186104

(CUSIP Number)

Keith M. Rosenbloom

Cruiser Capital Advisors, LLC

501 Madison Avenue, Floor 12A

New York, New York 10022

(212) 829-5833

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

November 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 044186104	Page 1 of 7 Pages

1	NAME OF REPORTING PERSON Cruiser Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,540,824*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,540,824*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,824*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IA

*	Includes 40,000 shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 044186104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Keith M. Rosenbloom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,540,824*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,540,824*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,824*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN, HC

*	Includes 40,000 shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 044186104	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Allen A. Spizzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,330
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,330
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Patrick E. Gottschalk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 044186104	Page 5 of 7 Pages

EXPLANATORY NOTE

This amended Schedule 13D is being filed to attach a letter to the Issuer’s Board of Directors that was sent on Tuesday, November 20, 2018. In connection with attaching the letter, the Reporting Persons are also amending Item 1 of the Schedule 13D filed with the Securities and Exchange Commission on October 25, 2018 (the “October Filing”), Item 3 of the October Filing, Item 4 of the October Filing, Item 5 of the October Filing, Item 6 of the October Filing, and Item 7 of the October Filing, each as provided below. The other information reflected in the October Filing is not changed or modified by this filing in any way. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the October Filing.

Item 1.	Security and Issuer

The last sentence of the first paragraph of Item 1 of the October Filing is hereby amended and restated in its entirety as follows:

As of November 23, 2018, the Reporting Persons held in the aggregate 1,546,154 shares of Common Stock of the Issuer (includes 40,000 shares underlying call options currently exercisable as further described in Item 6), which represents 2.5% of the outstanding Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

The first sentence of the first paragraph of Item 3 of the October Filing is hereby deleted and replaced in its entirety as follows:

In aggregate, Cruiser Capital Advisors and Mr. Rosenbloom have sole voting and dispositive power over 1,500,824 shares of Common Stock of the Issuer acquired at an aggregate cost of $108,659,727, excluding brokerage commissions and, if applicable, less the premium received for put options sold by Cruiser Capital Advisors relating to the Common Stock. The aggregate purchase price of the 40,000 shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Cruiser Capital Advisors and Mr. Rosenbloom is approximately $3,400,000.

Item 4.	Purpose of Transaction

The first three paragraphs of Item 4 of the October Filing are hereby amended and restated in their entirety as follows:

In the aggregate, the Reporting Persons hold 2.5% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of October 31, 2018. The Cruiser Capital Group holds 2.5% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of October 31, 2018. Mr. Spizzo holds less than one percent of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of October 31, 2018. Mr. Gottschalk holds less than one percent of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of October 31, 2018.

Item 4 of the October Filing is hereby further supplemented by adding the following paragraph:

On November 20, 2018, the Cruiser Capital Group sent a letter to the Issuer’s Board of Directors. The letter is attached hereto as Exhibit 99.3, and is incorporated herein by reference.

CUSIP No. 044186104	Page 6 of 7 Pages
Item 5.	Interest in Securities of the Issuer

Items 5(a) – (c) of the October Filing are hereby amended and restated in their entirety as follows:

(a) - (b) As of November 23, 2018, the Reporting Persons held in the aggregate 1,546,154 shares of Common Stock of the Issuer (includes 40,000 shares underlying call options currently exercisable), which represents 2.5% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon 62,487,188 outstanding shares of Common Stock as of October 31, 2018. This amount is based upon the number of outstanding shares of Common Stock reported as of October 31, 2018, in the Issuer’s annual report on Form 10-K filed on October 19, 2018.

With regard to Cruiser Capital Advisors and Mr. Rosenbloom, this includes 1,540,824 shares of Common Stock (includes 40,000 shares underlying call options currently exercisable) managed on behalf of the Cruiser Clients, which represents 2.5% of the outstanding Common Stock.

Cruiser Capital Advisors acquired on behalf of Cruiser Clients listed American-style call options referencing an aggregate of 40,000 shares of Common Stock, which have the strike prices and expiration dates set forth in Item 6.

(c) Set forth below are all of the transactions in the Common Stock effected by Cruiser Capital Advisors on behalf of Cruiser Clients since the transactions reported in the October Filing. All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions. Cruiser Capital Advisors undertakes to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share)	Where and How Transaction Effected	Intra-Day Price Range
				Low	High
11/16/2018	14,500	$72.43*	Open Market	$80.80	$82.42
11/21/2018	6,000	$81.52	Open Market	$80.75	$82.10

* Reflective of exercise of call option.

Because Mr. Rosenbloom is the managing member of Cruiser Capital Advisors, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Cruiser Capital Advisors on behalf of the Cruiser Clients.

Mr. Rosenbloom has not effected any transactions in the Common Stock directly in his name.

Mr. Spizzo has not effected any transactions in the Common Stock since the transactions reported in the October Filing.

Mr. Gottschalk has not effected any transactions in the Common Stock since the transactions reported in the October Filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The fourth paragraph of Item 6 of the October Filing is hereby amended and restated in its entirety as follows:

The following table lists currently outstanding call and put options referencing shares of Common Stock bought or sold by Cruiser Capital Advisors on behalf of the Cruiser Clients.

Date	Number of Shares Referenced by Call Option or (Put Option)	Strike Price	Exercise Date
11/16/2018	20,000	$85	December 21, 2018
11/19/2018	20,000	$85	December 21, 2018

Item 7.	Material to be Filed as Exhibits

Item 7 of the October Filing is hereby supplemented by filing the letter to the Issuer’s Board of Directors as Exhibit 99.3.

CUSIP No. 044186104	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2018

CRUISER CAPITAL ADVISORS, LLC

	By:	/s/ Keith M. Rosenbloom
	Name:	Keith M. Rosenbloom
	Title:	Managing Member

/s/ Keith M. Rosenbloom
Keith M. Rosenbloom

/s/ Allen A. Spizzo
Allen A. Spizzo

/s/ Patrick E. Gottschalk
Patrick E. Gottschalk